SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Erie Indemnity Company

(Name of Issuer)

Class B Common Stock

(Title of Class of Securities)

29530P-201

(CUSIP Number)

Bartley J. Rainey

Sentinel Trust Company, LBA

2001 Kirby Drive, Suite 1200

Houston, Texas 77019

(713) 529-3729

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 20, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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This Amendment No. 3 to statement on Schedule 13D, originally filed on January 23, 2006 (the “Original Statement”) is filed by Sentinel Trust Company, LBA, a Texas limited banking association (the “Reporting Person”), relating to the Class B Common Stock, without par value of Erie Indemnity Company, a Pennsylvania corporation (the “Issuer”), to supplement certain information set forth in the Original Statement, as heretofore amended or supplemented. The Original Statement, as amended and supplemented, relates to the Reporting Person’s acting as a trustee of the H.O. Hirt Trusts (the “Trusts”). Unless otherwise indicated, each capitalized term used but not defined herein has the meaning assigned to that term in the Original Statement.

Item 4. Purpose of Transaction

Item 4 of the Original Statement is hereby supplemented by adding the following:

F. William Hirt (beneficiary of one of the Trusts and a co-trustee of the Trusts) died on July 13, 2007. As a result of F. William Hirt’s death, a vacancy occurred in the office of one of the individual trusteeships of the Trusts. Pursuant to the terms of the Trusts, the remaining trustees and the Board of Directors of the Issuer unanimously elected Elizabeth A. Vorsheck, the daughter of F. William Hirt and a member of the Board of Directors of the Issuer, to serve as an individual trustee of the Trusts in place of Mr. Hirt. On July 20, 2007, Mrs. Vorsheck accepted the appointment to serve as an individual trustee of the Trusts.

Item 5. Interest in Securities of the Issuer

Item 5 of the Original Statement is hereby supplemented by adding the following:

The information set forth in Item 4 of this Amendment is hereby incorporated by reference.

(a) - (b) The business address of Mrs. Vorsheck is 6252 Commercial Way PMB 140, Brooksville, FL 34613. She is a citizen of the United States. To the knowledge of the Reporting Person, during the last five years, Mrs. Vorsheck has not been convicted in or a party to any proceeding of the nature described in Item 2 of the Original Statement.

(d) No person other than (a) the Reporting Person and (b) Susan Hirt Hagen (beneficiary of one of the Trusts and co-trustee of the Trusts) and Elizabeth A. Vorsheck (co-trustees of the Trusts), is known by the Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Class B Common Stock held in the Trusts, subject to necessary approvals of the trustees described in Item 5(a)-(b) of the Original Statement.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 24, 2007

SENTINEL TRUST COMPANY

By	/s/ Bartley J. Rainey
Name: Title:	Bartley J. Rainey Senior Vice President and Chief Financial Officer

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